Geron Corporation 149 Commonwealth Drive Menlo Park CA 94025 +1 650 473 7770 main +1 650 473 7750 fax www.geron.com

September 10, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Geron Corporation
Registration Statement on Form S-3 (File No. 333-206659)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on September 11, 2015 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GERON CORPORATION

By:	/s/ Olivia Bloom
Olivia K. Bloom
Executive Vice President, Finance and Chief Financial Officer

cc:	Chadwick L. Mills, Esq.